Item 77I DWS Core Fixed Income VIP (a portfolio of DWS Variable Series II)

The Board of Trustees of DWS Variable Series II (the
"Trust") approved the combination (the "Combination") of the Class B shares of DWS Core Fixed Income VIP (the "Portfolio") into the Class A shares of the Portfolio. Class A shares of the Portfolio do not have a Rule 12b-1 distribution fee or a recordkeeping fee, and thus have lower operating expenses than Class B shares of the Portfolio. The Combination became effective on February
5, 2010 (the "Effective Date"). As a result of the Combination, the Class B shares of the Portfolio outstanding on the Effective Date were converted into Class A shares of the Portfolio. The number of Class A shares issued as a result of the Combination was based on the relative net asset value per share of both Class A and Class B shares of the Portfolio as of the close of business on the Effective Date. The aggregate value of the Class B shares of the Portfolio held by a shareholder immediately before the Combination was equal to the aggregate value of the newly issued Class A shares of the Portfolio held by that shareholder immediately after the Combination. Class
B shares of the Portfolio are no longer offered.



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